FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending February 20, 2004

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --


                                    Annex A

The   information   in  this  Report   shall  be  deemed  to  be  filed  by
GlaxoSmithKline plc (the "Company") with the Securities and Exchange Commission solely for purposes of incorporation by reference into the Company's
Registration Statements on Form S-8 (File No. 333-13022, 333-88966 and 333-100388).

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SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 20, 2004                                   By:       Lorraine Day
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

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                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


18 February 2004              Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), sold 1,133 Ordinary Shares in the Company on behalf of participants in the SmithKline Beecham
                              Mid-Term Incentive Plan at a price of
                              (pound)11.0026.

                              Abacus (GSK) Trustees Limited, as trustee of the GSK Trust, transferred 2,691 Ordinary Shares in the Company to participants of the SmithKline Beecham Mid-Term Incentive Plan.

The Company was advised of these transactions on 19 February 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
19 February 2004

                              Director's Interests


I give below details of changes in interests in the American Depositary Shares
(ADSs) of GlaxoSmithKline plc in respect of the under-mentioned Director:-


Dr J-P Garnier          Exercise of options on 19 February 2004 over 117,259
                        ADSs granted on 22 November 1994, which would have lapsed on 22 November 2004, under the SmithKline
                        Beecham US Executive Share Option Plan 1989 at a price of $14.5305 per ADS; and the exercise of options on 19 February 2004 over 113,793 ADSs granted on 22
                        November 1994, which would have lapsed on 22 November
                        2004, under the SmithKline Beecham Employee Share Option
                        Plan 1991 at a price of $14.5305 per ADS.

                        The sale of 142,250 ADSs on 19 February 2004 at a price of $43.1866 principally to cover the tax and costs arising from the option exercises.

                        As a result of these transactions Dr Garnier's shareholding in the Company has increased by 88,802 ADSs (78%) to a total of 203,167 ADSs.


The Company was advised of these transactions on 19 February 2004.

S M Bicknell
Company Secretary

20 February 2004